IP Technologies Inc (the "Company") a Delaware Corporation

Financial Statements

For the years ending on December 31st 2023 and 2022.

Balance Sheet

IP Technologies Inc
As of December 31, 2023

	DEC 31, 2023	DEC 31, 2022
Assets		
Current Assets		
Cash and Cash Equivalents		
Checking	-	27,908.55
Operations	-	2,326.28
Savings	0.12	100,000.00
Stripe	221,170.86	25,957.92
Total Cash and Cash Equivalents	**221,170.98**	**156,192.75**
Total Current Assets	**221,170.98**	**156,192.75**
Fixed Assets		
Less Accumulated Amortization on Software IP Rights	(20,172.22)	-
Software IP Rights	366,000.00	-
Total Fixed Assets	**345,827.78**	**-**
Total Assets	**566,998.76**	**156,192.75**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	50,270.07	-
Checking	35.48	-
Operations	192,307.22	-
Rounding	0.96	(0.04)
Short-Term Loan	18,476.21	-
Total Current Liabilities	**261,089.94**	**(0.04)**
Long Term Liabilities		
Investment Received (LL5)	25,000.00	25,000.00
Investment Received (Sergei)	350,000.00	175,000.00
Total Long Term Liabilities	**375,000.00**	**200,000.00**
Total Liabilities	**636,089.94**	**199,999.96**
Equity		
Current Year Earnings	(25,283.97)	(43,807.21)
Retained Earnings	(43,807.21)	-
Total Equity	**(69,091.18)**	**(43,807.21)**
Total Liabilities and Equity	**566,998.76**	**156,192.75**

Income Statement (Profit and Loss)

IP Technologies Inc
For the year ended December 31, 2023
Accrual Basis

	2023	2022	YEAR TO DATE
Operational Income			
Income			
Subscriptions	29,542.45	4,034.00	29,542.45
Transactions	402,603.05	68,406.07	402,603.05
Total Income	**432,145.50**	**72,440.07**	**432,145.50**
Cost of Goods Sold			
Cost of Goods Sold (Fees)	(347,178.75)	(43,058.32)	(347,178.75)
Merchant Fees	(8,501.57)	(1,005.25)	(8,501.57)
Total Cost of Goods Sold	**(355,680.32)**	**(44,063.57)**	**(355,680.32)**
Gross Profit	**76,465.18**	**28,376.50**	**76,465.18**
Operating Expenses			
Sales and Marketing			
Sales & Marketing	(19,366.03)	(4,826.96)	(19,366.03)
Sales & Marketing - Contractors	(31,753.00)	(19,000.85)	(31,753.00)
Total Sales and Marketing	**(51,119.03)**	**(23,827.81)**	**(51,119.03)**
Administration			
Bank Charges	(812.32)	(289.66)	(812.32)
Travel	(7,491.09)	(5,968.98)	(7,491.09)
Payroll Services Charges	(270.00)	(103.00)	(270.00)
Administrative Expenses	(3,303.46)	(331.68)	(3,303.46)
Website/Domain/Server Services/API	(9,928.63)	(1,486.42)	(9,928.63)
Legal Services	-	(389.11)	-
Accounting Services	(3,183.00)	(990.00)	(3,183.00)
Communications	(1,505.39)	(297.05)	(1,505.39)
Total Administration	**(26,493.89)**	**(9,855.90)**	**(26,493.89)**
Total Operating Expenses	**(77,612.92)**	**(33,683.71)**	**(77,612.92)**
EBITDA	**(1,147.74)**	**(5,307.21)**	**(1,147.74)**
Other Income / (Expense)			
Interest Income	0.12	-	0.12
Other Revenue	821.43	500.00	821.43
IP Rights	-	(39,000.00)	-

	2023	2022	YEAR TO DATE
Depreciation & Amortization	(20,172.22)	-	(20,172.22)
Total Other Income / (Expense)	**(19,350.67)**	**(38,500.00)**	**(19,350.67)**
EBIT	**(20,498.41)**	**(43,807.21)**	**(20,498.41)**
Interest & Tax Expenses			
Interest Expense	(4,285.56)	-	(4,285.56)
Tax Expense	(500.00)	-	(500.00)
Total Interest & Tax Expenses	**(4,785.56)**	**-**	**(4,785.56)**
Net Income	**(25,283.97)**	**(43,807.21)**	**(25,283.97)**

Business Cash Flow Summary

IP Technologies Inc
For the year ended December 31, 2023

	2023	2022
Operating Activities		
Receipts from customers	432,967.05	72,940.07
Payments to suppliers and employees	(387,808.73)	(116,747.28)
Net Cash Flows from Operating Activities	**45,158.32**	**(43,807.21)**
Investing Activities		
Payment for property, plant and equipment	(366,000.00)	-
Net Cash Flows from Investing Activities	**(366,000.00)**	**-**
Financing Activities		
Other cash items from financing activities	193,477.21	199,999.96
Net Cash Flows from Financing Activities	**193,477.21**	**199,999.96**
Net Cash Flows	**(127,364.47)**	**156,192.75**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	156,192.75	-
Net cash flows	(127,364.47)	156,192.75
Cash and cash equivalents at end of period	28,828.28	156,192.75
Net change in cash for period	**(127,364.47)**	**156,192.75**

Owner's Equity Summary

IP Technologies Inc
For the year ended December 31, 2023

	2023	2022
Equity		
Opening Balance	(43,807.21)	-
Current Year Earnings	(25,283.97)	(43,807.21)
Total Equity	**(69,091.18)**	**(43,807.21)**

IP Technologies Inc

Notes to the Financial Statements

For the year ending on December 31st 2023 and 2022
$USD

1. ORGANIZATION AND PURPOSE

IP Technologies Inc. (the "Company") was incorporated on the 2nd of August 2022, under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.